Exhibit 99.12

PRESS RELEASE

Philippines: TotalEnergies and Nextnorth Reach Financial Close
and Start Construction of a 440 MW Solar Project

Paris/Manila, April 30, 2026 – TotalEnergies, together with its partner Nextnorth, a Philippines-based renewable energy developer, announced that they reached financial close and started the construction of a 440 MWp solar power plant. Located in the City of Ilagan, Province of Isabela, the project owned by TotalEnergies (65%) and Nextnorth (35%), will be operational by the end of 2027.

Once operational, it will produce 13.5 TWh over 20 years. More than 50% of the project’s electricity will be sold under long-term offtake agreements with two Retail Electricity Suppliers, AdventEnergy and PrimeRES, supplying commercial and industrial users seeking to decarbonize their operations. The remaining production will be sold to the national grid via its award under Round 4 of the Philippines Government’s Green Energy Auction Program.

With a total cost of approximately $300 million, the project is financed by 3 international banks, Sumitomo Mitsui Banking Corporation (SMBC), ING Bank NV (ING) and Standard Chartered (SCB). It is the largest international financing for a solar project in the Philippines to date.

"We are delighted with our partner Nextnorth to start the construction of this major solar project in Philippines, thereby contributing to the country’s goal of increasing renewables in its generation energy mix. These 440 MW will contribute to the 9 GW renewables portfolio that we are combining with Masdar through a 50/50 joint venture across nine Asian countries”, said Olivier Jouny, SVP Renewables at TotalEnergies

“Energy security has never been more relevant for the Philippines than it is today. With rising demand and continued exposure to imported fuels, the country needs domestic, scalable, and bankable renewable capacity. Working alongside TotalEnergies, we are delivering clean, reliable power that supports communities, creates jobs, and advances the Philippines’ transition toward a more energy independent future,” said Miguel Mapa, President and CEO, Nextnorth.

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About Nextnorth

Nextnorth is a Philippines-focused renewable energy developer with a portfolio of clean energy projects totaling more than 800 MW in active development and construction. Founded in 2022 and headquartered in Metro Manila, the company develops, finances, and delivers bankable, utility-scale renewable capacity that supports the Philippines' energy transition, energy security, and long-term economic growth.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of April 2026, TotalEnergies holds almost 36 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations

TotalEnergies Contacts

•      Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•      Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).